UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Commission File Number: 001-37965

TiGenix
(Translation of registrant's name into English)

Romeinse straat 12
3001 Leuven, Belgium
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [  ]      No [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [  ]      No [ X ]

ITEM 1 – INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of TiGenix dated November 20, 2017.

ITEM 2 – EXHIBITS

The following exhibits are filed as a part of this report:

Exhibit Number	Exhibit Description

99.1	Press Release dated November 20, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIGENIX

Date: November 20, 2017	By:	/s/ Eduardo Bravo
		Name:	Eduardo Bravo Fernández de Araoz
		Title:	Chief Executive Officer